Lokimox

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	0.00
Checking	2,173.86
Trust account - Legal Services	4,525.00
Total Bank Accounts	**$6,698.86**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	2,075.11
Uncategorized Asset	2,368.96
Undeposited Funds	0.00
Total Other Current Assets	**$4,444.07**
Total Current Assets	**$11,142.93**
Fixed Assets	
Fixed Asset Computers	10,105.03
Fixed Asset Furniture	154.78
Fixed Asset Software	2,682.99
Intangible Assets - Trademarks	9,300.00
Other fixed assets	2,019.44
Total Fixed Assets	**$24,262.24**
TOTAL ASSETS	**$35,405.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	763.17
Total Accounts Payable	**$763.17**
Credit Cards	
Chase Ink - Derek Gilboe	20,237.82
Total Credit Cards	**$20,237.82**
Total Current Liabilities	**$21,000.99**
Total Liabilities	**$21,000.99**
Equity	
Owner’s Equity	
Partner Equity - Gilboe	8,298.54
Contributions	163,313.00
Total Partner Equity - Gilboe	**171,611.54**
Total Owner’s Equity	**171,611.54**
Retained Earnings	-87,919.24

	TOTAL
Net Income	-69,288.12
Total Equity	**$14,404.18**
TOTAL LIABILITIES AND EQUITY	**$35,405.17**